14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

November 13, 2023

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Monetiva Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 14, 2023
File No. 333-269171

Dear Mr. Regan:

We are in receipt of your letter dated September 7, 2023, setting forth certain comments to the amended Registration Statement on Form S-1 (the “S-1”), which was filed on August 14, 2023 by Monetiva Inc., a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amended Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Refer to prior comment 3. Please provide an expanded description of the various processing fees payable under the agreement with E1G including the range of those fees. Also, explain clearly the reference to special fees.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) which includes an expanded description of the various processing fees payable under the agreement with E1G including the range of those fees, as requested. In addition, the unredacted agreement has been attached as Exhibit 10.3.

Our Current Business, page 29

2.	Please describe your proposed agreement with a sponsoring bank in Mexico and the material terms of your agreements with business partners in China and the United Arab Emirates, including a clear description of the role of a sponsoring bank or regulated funds transfer company.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Registration Statement which includes an expanded description of the Company’s proposed agreement with a sponsoring bank in Mexico and the material terms of the Company’s agreements with business partners in China and the United Arab Emirates (those agreements are under negotiation and, thus, there are no material terms), as requested. In addition, a clear description of a sponsoring bank or regulated funds transfer company has been provided.

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Financial Statements

Notes to Financial Statements

Note 11 - Subsequent Events, page F-12

3.	We note that you have evaluated subsequent events through the date the financial statements were available to be issued. As an SEC filer, you are required to evaluate subsequent events through the date the financial statements are issued; refer to ASC 855-10-25-1A. Please revise your evaluation and disclosure accordingly, including the subsequent events note for your annual financial statements.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Registration Statement which includes revised subsequent events evaluations.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Pierre Sawaya, President

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